UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission file number: 001-39259

China Liberal Education Holdings Limited

Room 805, Building 15, No. A1, Chaoqian Road

Science and Technology Park, Changping District

Beijing, People’s Republic of China 102200

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

EXPLANATORY NOTE

On February 1, 2022, China Liberal Education Holdings Limited (the “Company”) entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Wanwang Investment Limited, Xiaoshi Huang, and Thrive Shine Limited, to acquire all the equity interests of Wanwang Investment Limited from Xiaoshi Huang and Thrive Shine Limited in consideration for US$60 million, subject to certain adjustments and payable pursuant to an installment schedule. Wanwang Investment Limited, through its subsidiaries, operates two colleges, including an independent three-year college and a four-year college.

On February 16, 2022, the Company entered into Amendment No. 1 to the Stock Purchase Agreement with Xiaoshi Huang, Thrive Shine Limited and Wanwang Investment Limited, to amend Section 2.3(a) of the Stock Purchase Agreement. Under Amendment No. 1 to the Stock Purchase Agreement, upon the closing of the transaction, US$33 million shall be delivered to a joint account controlled by the Company and Xiaoshi Huang, which shall be released to Xiaoshi Huang once adjustment to the total consideration, if any, has been made pursuant to Section 2.6(c) of the Stock Purchase Agreement. Simultaneously with the release of the US$33 million payment, the Company shall deliver US$7 million or such reduced amount after adjustments as determined under Section 2.6(c) of the Stock Purchase Agreement to Xiaoshi Huang or his designees.

On September 2, 2022, the Company issued a press release announcing the closing of the transaction contemplated by the Stock Purchase Agreement, as amended. The closing consideration as determined under Section 2.6(c) of the Stock Purchase Agreement was US$40 million, including US$33 million held in the joint account and US$7 million in cash. As of the date of this report, all of the equity interests in Wanwang Investment Limited have been transferred to the Company, and an aggregate of US$40 million in closing consideration, including the US$33 million held in joint account and US$7 million in cash, has been released and delivered to Xiaoshi Huang.

A copy of the press release is filed as Exhibit 99.1 to this current report on Form 6-K. The audited consolidated financial statements and notes of Wanwang Investment Limited, its subsidiaries, and its consolidated affiliated entities for the fiscal years ended December 31, 2021 and 2020 are filed as Exhibit 99.2 to this current report on Form 6-K.

EXHIBIT INDEX

Number	Description of Exhibit

99.1	Press Release – China Liberal Education Holdings Limited Announces Closing of Acquisition of Wanwang Investment Limited
99.2	Consolidated Financial Statements and Notes of Wanwang Investment Limited, Its Subsidiaries, and Its Consolidated Affiliated Entities For the Fiscal Years Ended December 31, 2021 and 2020

2

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

China Liberal Education Holdings Limited

Date: September 2, 2022	By:	/s/ Ngai Ngai Lam
Ngai Ngai Lam
Chief Executive Officer and Chairperson of the Board of Directors

3